UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 14, 2015

NETSCOUT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction

of incorporation)

000-26251	04-2837575
(Commission File Number)	(IRS Employer Identification No.)

310 Littleton Road Westford, Massachusetts	01886
(Address of principal executive offices)	(Zip Code)

(978) 614-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

As previously announced, NetScout Systems, Inc. (the “Company” or “NetScout”), Danaher Corporation (“Danaher”), Potomac Holding LLC, a wholly-owned subsidiary of Danaher (“Newco”), RS Merger Sub I, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”) and RS Merger Sub II, LLC, a wholly-owned subsidiary of the Company (“Merger Sub II” and, together with Merger Sub, the “Merger Subs”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which the Company will acquire the communications group business of Danaher conducted under the brands Tektronix Communications, Fluke Networks and Arbor Networks, but excluding Danaher’s data communications cable installation business and its communication service provider (field and test tools systems) business (the “Communications Business”) in a Reverse Morris Trust transaction.

On May 14, 2015, Danaher announced that it has commenced an exchange offer in connection with the transaction, pursuant to which Danaher is offering to Danaher stockholders the option to exchange their shares of Danaher common stock for common units of Newco, subject to proration. Following the consummation of the exchange offer, Merger Sub will merge with and into Newco (the “Merger”), with Newco continuing as the surviving company (the “First Merger”). Immediately following the First Merger, Newco will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of NetScout (the “Second Merger”, and together with the First Merger, the “Mergers”).

In the First Merger, Newco common units will convert automatically into the right to receive shares of NetScout common stock. NetScout expects to issue approximately 62.5 million shares of its Common Stock to Danaher stockholders that participate in the exchange offer (and become holders of Newco common units). The number of shares of Danaher common stock that will be accepted in the exchange offer will depend on the final exchange ratio and the number of shares of Danaher common stock tendered. If the exchange offer is consummated but not fully subscribed, then the remaining Newco common units owned by Danaher will be distributed on a pro rata basis to Danaher stockholders whose shares of Danaher common stock remain outstanding after the consummation of the exchange offer.

Cautionary Statement on Forward-Looking Statements

Forward-looking statements in this communication are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and other federal securities laws. Investors are cautioned that statements in this communication, which are not strictly historical statements, including without limitation, the statements related to the events and timing associated with completing the acquisition of the Communications Business involve risks and uncertainties. Actual results could differ materially from the forward-looking statements due to known and unknown risk, uncertainties, assumptions and other factors. Such factors include the failure to obtain, delays in obtaining or adverse conditions related to obtaining NetScout stockholder approval; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects and the impact of any such changes on obtaining NetScout stockholder approval or consummating the transaction; and failure to consummate or delay in consummating the transaction for other reasons. For a more detailed description of the risk factors associated with the Company, please refer to the Company’s Registration Statement on Form S-4, the Prospectus filed by the Company pursuant to Rule 424(b)(3), the Annual Report on Form 10-K for the fiscal year ended March 31, 2014 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014, all of which are on file with the Securities and Exchange Commission. NetScout assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.

Additional Information and Where to Find It

NetScout has filed a Registration Statement on Form S-4 (No. 333-200704) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a prospectus (the “Prospectus”). NetScout has also filed a Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), which has been sent to NetScout stockholders in connection with the special meeting of stockholders in connection with the proposed transactions, and other documents concerning the proposed acquisition of the Communications Business. Investors are urged to read the Registration Statement, Prospectus and Proxy Statement along with other relevant documents filed with the SEC, because they contain important information. Security holders may obtain a free copy of the

Registration Statement and Proxy Statement and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The Registration Statement and Proxy Statement, along with other documents, may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its preliminary proxy statement filed with the SEC on April 6, 2015. This document can be obtained free of charge from the SEC website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By:	/s/ Jean Bua
Jean Bua
Chief Financial Officer

Date: May 15, 2015